Exhibit 99.1

CHAIRMAN’S LETTER AND NOTICE OF ANNUAL MEETING BUENOS AIRES, ARGENTINA NOVEMBER 22, 2024

DESPEGAR.COM, CORP.

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

To Our Valued Shareholders:

I am pleased to invite you to attend the 2024 Annual Meeting of Shareholders of Despegar.com, Corp. (the “Company”). The meeting will be held at 10:00 a.m. (Buenos Aires local time) on Thursday, December 12, 2024 at the Company’s office located at Av. Corrientes 800, Piso 18, Ciudad Autónoma de Buenos Aires, Argentina C1043AAU. We have opted to hold the meeting in a virtual format (although you may attend in person if you so choose). You will be able to attend the Annual Meeting online and vote your shares electronically during the Annual Meeting via a live audio webcast by visiting https://meetnow.global/M2VCHQW.

Attached to this letter are a Notice of Annual Meeting of Shareholders and Proxy Statement, which describe the business to be conducted at the meeting. This Proxy Statement and the enclosed proxy card are first being sent to shareholders on or about November 22, 2024. We urge you to read the accompanying materials regarding the matters to be voted on at the meeting and to submit your voting instructions by proxy.

Whether or not you plan to attend the meeting, your vote is important to us. You may vote your shares by proxy before the meeting on the Internet, by telephone or by completing, signing and promptly returning a proxy card, or you may vote via the Internet (or in person) at the meeting. We encourage you to vote by Internet, by telephone or by proxy card in advance even if you plan to attend the meeting. By doing so, you will ensure that your shares are represented and voted at the meeting.

As the date of the meeting approaches, if we have not received your vote, you may receive a phone call from a representative of Georgeson LLC (“Georgeson”), the Company’s proxy solicitor, reminding you to exercise your right to vote. Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at (877) 351-1796 from the US, US territories and Canada or (805) 900-7408 if you are outside the US, US territories and Canada.

Thank you in advance for your participation and your consideration in this important matter.

Sincerely,

/s/ Nilesh Lakhani
Nilesh Lakhani
Chairman of the Board

DESPEGAR.COM, CORP.

(BVI COMPANY NUMBER 1936519)

(the “Company”)

NOTICE OF 2024 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2024 Annual Meeting (the “Meeting”) of the shareholders of Despegar.com, Corp. (the “Company”) will be held at the Company’s office located at Av. Corrientes 800, Piso 18, Ciudad Autónoma de Buenos Aires, Argentina C1043AAU at 10:00 a.m. (Buenos Aires local time) on Thursday, December 12, 2024. We have opted to hold the meeting in a virtual format (although you may also attend in person). You will be able to attend the Annual Meeting online and vote your shares electronically during the Annual Meeting via a live audio webcast by visiting https://meetnow.global/M2VCHQW.

The Meeting is being held for the following purposes:

AGENDA

1.	To consider and if thought appropriate re-elect Michael James Doyle as a Class I Director of the Company, to hold office for a further term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2027).

2.

To consider and if thought appropriate re-elect Alfonso Paredes as a Class I Director of the Company, to hold office for a term of three years (until the conclusion of the Company’s annual meeting of shareholders in 2027).

3.	To ratify the appointment of Price Waterhouse & Co. SRL as our independent registered public accounting firm for 2024.
4.	To approve and ratify the Company’s audited financial statements and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023.

5.	To consider such other business as may properly come before the Annual Meeting in accordance with the laws of the British Virgin Islands and the articles of association of the Company, and any adjournments or postponements thereof.

RECORD DATE:	You are entitled to receive notice of and vote at the Meeting, or any adjournment, if you were a holder of Ordinary Shares of the Company on the close of business on November 15, 2024.
VOTING BY PROXY:	To ensure your shares are voted, you may vote your shares over the Internet, by telephone or by completing, signing and mailing the enclosed proxy card. Voting procedures are described on the following page and on the proxy card.

Please refer to the proxy card which is attached to and made a part of this notice. The proxy statement and the proxy card are also available for viewing on the Investor Relations section of our website at https://investor.despegar.com/financials/proxy-statements/default.aspx and on the SEC’s website at https://www.sec.gov.

By order of the Board of Directors,

/s/ Nilesh Lakhani
Nilesh Lakhani
Chairman of the Board

PROXY VOTING METHODS

If at the close of business on November 15, 2024, you were a shareholder of record of Ordinary Shares (i.e., you held shares directly in your name as a “shareholder of record” (also referred to as “registered shareholder”)) you may vote your shares over the Internet at the Meeting. If you were a shareholder of record, you may vote your shares in advance over the Internet, by telephone or by mail. Shareholders of record entitled to attend and vote at the Meeting are entitled to appoint one or more proxies to attend and vote in their stead. A proxy need not be a shareholder of the Company.

Proxy cards with respect to shares held of record must be received no later than 5:00 p.m. Eastern time on December 11, 2024. A vote by Internet or by telephone may be made any time up to the closing of voting at the Meeting.

If you hold your shares in street name, you may submit voting instructions to your broker, bank or other nominee. In most instances, you will be able to do this over the Internet, by telephone or by mail. Please refer to information from your bank, broker or other nominee on how to submit voting instructions.

To vote by proxy if you are a shareholder of record:

BY INTERNET

•	Go to the website indicated on your proxy card, or scan the QR code on your proxy card with your smartphone, and follow the instructions, 24 hours a day, seven days a week.

•	You will need the account number and control number included on your proxy card to obtain your records and to create an electronic voting instruction form.

BY TELEPHONE

•	From a touch-tone telephone, dial the telephone number indicated on your proxy card and follow the recorded instructions, 24 hours a day, seven days a week.

•	You will need the account number and control number included on your proxy card in order to vote by telephone.

BY MAIL

•	Mark your selections on the proxy card.

•	Date and sign your name exactly as it appears on your proxy card.

•	Mail the proxy card in the enclosed postage-paid envelope provided to you.

YOUR VOTE IS IMPORTANT TO US. THANK YOU FOR VOTING.

Should you have any questions with respect to voting your shares, please call our proxy solicitor, Georgeson, at (877) 351-1796 from the US, US territories and Canada or (805) 900-7408 if you are outside the US, US territories and Canada.

CHANGING OR REVOKING YOUR PROXY

Whether you have voted by Internet, telephone or mail, if you are a stockholder of record, you may change your vote and revoke your proxy by:

• sending a written statement to that effect to Computershare, provided such statement is received no later than 5:00 p.m. Eastern time on December 11, 2024;

• voting by Internet or telephone at a later time than your previous vote and before the conclusion of the Meeting;

• submitting a properly signed proxy card, which has a later date than your previous vote, and that is received no later than 5:00 p.m. Eastern time on December 11, 2024; or

• attending the Meeting and voting in person.

If you hold shares in street name, please refer to information from your bank, broker or other nominee on how to revoke or submit new voting instructions.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

QUORUM; VOTE REQUIREMENTS

We are required to have a quorum of shareholders present to conduct business at the Meeting. The presence in person or by proxy of shareholders holding not less than a simple majority of the votes of the shares entitled to vote on the proposals to be considered at the Meeting constitutes a quorum.

For Proposals No. 1 and No. 2, the re-election of directors, under our articles of association, directors are elected by a plurality vote, which means that the director nominees with the greatest number of votes cast, even if less than a majority, will be elected. There is no cumulative voting.

For Proposals No. 3 and No. 4, the ratification of the appointment of Price Waterhouse & Co. SRL as our independent registered public accounting firm and the approval and ratification of the Company’s 2023 financial statements and annual report, we are seeking a resolution of shareholders approved by the affirmative vote of not less than a simple majority of the votes of those shareholders at the meeting present in person or represented by proxy and entitled to vote and voting on the proposal.

It is important to note that the proposal to ratify the appointment of Price Waterhouse & Co. SRL as our independent registered public accounting firm for 2024 (Proposal No. 3) is non-binding and advisory. While the ratification of Price Waterhouse & Co. SRL as our independent registered public accounting firm is not required by our articles of association or otherwise, if our shareholders fail to ratify the selection, we will consider it notice to the Board and the Audit Committee to consider the selection of a different firm.

It is also important to note the proposal to approve and ratify the Company’s 2023 financial statements and annual report is non-binding and advisory and is not required by our articles of association or otherwise.

Abstentions will be counted in determining whether a quorum has been reached. However, only votes cast for a director will be counted for purposes of electing a director and, thus, abstentions generally will not affect the outcome of the election. Only votes cast regarding the ratification of the appointment of Price Waterhouse & Co. SRL as our independent registered public accounting firm and those cast regarding the approval of the Company’s 2023 financial statements and annual report will be counted and, thus, abstentions generally will not affect the outcome.

If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Meeting, but if such persons are present in person or by proxy they must vote as one.

ATTENDING AND VOTING AT THE MEETING

You will be able to attend the Meeting in person or online by visiting https://meetnow.global/M2VCHQW. You also will be able to vote your shares online by attending the Meeting by webcast. To participate in the Meeting, you will need to review the information included on your proxy card or on the instructions that accompanied your proxy materials.

If attending online, we recommend that you give yourself ample time to log in before the Meeting begins. Shareholders of record and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed and registered themselves as proxyholders) who participate at the Meeting will be able to listen to the Meeting, ask questions and vote, provided that they are connected to the Internet. For shareholders of record, the control number located on your proxy card or in the email notification you received is your “Control Number” to access the Meeting. Computershare will provide duly appointed proxyholders with a Username by email after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered.

Shareholders will also be able to attend the Meeting physically. If you choose to attend in person, registration and seating will begin at 9:45 a.m. (Buenos Aires local time). Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed legal proxy form, before being admitted to the Meeting. If you are a Beneficial Shareholder, you will also need proof of ownership in order to attend the Meeting. A recent brokerage statement or letter from your brokerage firm, bank or other intermediary are examples of proof of ownership. In addition, if you are a Beneficial Shareholder and you intend to vote at the Meeting, you will need to bring your legal proxy from your brokerage firm, bank or other intermediary.

Admission to the Meeting will be reserved for shareholders of the Company or their duly appointed proxies.

If you are a shareholder of record and wish to attend and vote at the Meeting, no action is required ahead of the Meeting.

If you are a “street name” holder and wish to attend and vote at the Meeting, you MUST obtain a valid legal proxy from your brokerage firm, bank or other intermediary and then register in advance to attend the Meeting. Follow the instructions from your broker, bank or other intermediary included with these materials or contact your broker, bank or other intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your broker, bank or other intermediary, you MUST then register to attend the Meeting. To register to attend the Meeting online by webcast you must submit proof of your proxy power (legal proxy) reflecting your share holdings in the Company along with your name and email address to Computershare. Requests for registration must be labeled as “Legal Proxy” and be received no later than 5:00 p.m., Eastern Time, on December 11, 2024.

You will receive a confirmation of your registration by email after Computershare receives your registration materials.

Requests for registration should be directed to Computershare as follows:

By E-Mail:

Forward the email from your broker, or attach an image of your legal proxy, to legalproxy@computershare.com.

By Mail:

Computershare

Despegar.com, Corp. Legal Proxy

P.O. Box 43001

Providence, RI 02940-3001

Street name holders who have not duly appointed and registered themselves as proxyholder will not be able to attend and vote at the Meeting.

PROPOSAL NO. 1 AND PROPOSAL NO. 2 - RE-ELECTION OF DIRECTORS

Our business and affairs are managed by, or under the direction or supervision of, our board of directors. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business and affairs and may exercise all our company powers and do all such lawful acts and things as are not by applicable law or our memorandum and articles of association required to be exercised or done by our shareholders. Accordingly, our board of directors has significant discretion (and, regarding the vast majority of management and governance matters, exclusive discretion) in the management and control of our business and affairs.

Our board of directors currently consists of six members. Our memorandum and articles of association authorize us to have up to eight directors or such other number of directors as is from time to time fixed by resolution of the board.

Our board of directors is divided into three classes designated as the “Class I Directors,” “Class II Directors” and “Class III Directors” plus a director appointed by the L Catterton as holder of the Series A Preferred Shares of the Company (the “L. Catterton Director”). Pursuant to our memorandum and articles of association, each of our directors (other than the L. Catterton Director) is appointed at an annual meeting of shareholders for a period of three years, with each director serving until the third annual meeting of shareholders following his or her election. In addition, Expedia, Inc. (“Expedia”) has the right to designate one individual to be a nominee for election to the board of directors pursuant to a nominating agreement with the Company. As of the date of this Chairman’s Letter and Notice of Annual Meeting, one of the members of the board of directors of the Company, Alfonso Paredes, who is subject to re-election at the Meeting, was nominated by Expedia. Therefore, Expedia is not entitled to nominate a director under the nominating agreement with the Company until Mr. Paredes no longer serves on the board of directors of the Company.

Our incumbent Class I, II and III Directors are divided among the three classes as follows:

•	the Class I Directors are Alfonso Paredes and Michael James Doyle, and their terms will expire at the Meeting. Mr. Paredes was originally appointed by the Board to fill a vacancy left by the resignation of Mr. Jon Gieselman and has not yet been elected at an annual meeting of shareholders;

•	the Class II Director is Martín Rastellino and his current term will expire at the annual meeting of stockholders to be held in 2025; and

•	the Class III Directors are Nilesh Lakhani and Damián Scokin, and their terms will expire at the annual meeting of the stockholders to be held in 2026.

The L Catterton Director is currently Ramiro Lauzan.

The Board has considered and nominated Alfonso Paredes and Michael James Doyle for a three-year term expiring at the Annual Meeting of Shareholders in 2027. Action will be taken at the Meeting for the re-election of these two Class I Director nominees.

Unless otherwise instructed, the persons named in the form of proxy card (the “proxyholders”) included with this Proxy Statement intend to vote the proxies held by them “FOR” the re-election of the Class I Director nominees named above. Each of the nominees have indicated that they will be willing and able to serve as directors. If any of these nominees ceases to be a candidate for re-election by the time of the Meeting (a contingency which the Board does not expect to occur), such proxies may be voted by the proxyholders in accordance with the recommendation of the Board.

Elections for Class I, II and III Directors will take place by a plurality of the votes of the shares present in person or represented by proxy at the annual meeting and entitled to vote on the election of directors. No Class I, II or III Director may be elected or re-elected at any special meeting of our shareholders.

Nominees for Re-election as Class I Directors

The following information describes the experience and qualifications of each Class I Director, each of whom is nominated for re-election:

Michael Doyle has served as a member of our board of directors since September 2018. Mr. Doyle is the Chief Financial Officer of AlITrails, a leading hiking and outdoor activities platform based in San Francisco, California. He was the Chief Financial Officer of Nextdoor Holdings, a neighborhood social network from 2018 through 2023 (NYSE: KIND). Prior to Nextdoor, he was Chief Financial Officer of Despegar from 2013 to 2018. Mr. Doyle served as the Chief Financial Officer of eLong, Inc, a formerly Nasdaq-listed, online travel company in China from 2009 to 2013. Prior to eLong, Mr. Doyle was the Chief Financial Officer of Expedia Asia Pacific, a division of Expedia, based in Hong Kong and Seattle. Mr. Doyle started his career in the investment banking division of Morgan Stanley & Company in New York and Singapore and he worked in the private equity direct investment group of GIC, Singapore’s sovereign wealth fund. Mr. Doyle holds a bachelor’s degree in Finance from Southern Methodist University and an MBA from Harvard Business School.

Alfonso Paredes is the president of Expedia Group’s Private Label Solutions, responsible for powering the industry with Expedia Group’s technology and supply. Mr. Paredes has been working in the Expedia Group for over 14 years. Mr. Paredes leads the global commercial operation, establishing partnerships in a broad range of sectors from financial institutions to travel companies, powering their sites through Rapid API and template solutions. He also leads the Expedia Travel Agency Affiliate Program (TAAP), Expedia Group’s global travel advisor business. Mr. Paredes previously served as the Senior Vice President of Private Label Solutions and Commercial Partnerships driving significant growth in B2B. Throughout his tenure, he has led numerous global teams and more recently, secured the expansion of Expedia Group’s industry-leading technology with major partners across multiple sectors and regions. Prior to joining the Expedia Group, Mr. Paredes held management roles at Fexco, IATA, Bookassist and Accor. Mr. Paredes graduated from Ecole Hôtelière de Lausanne and holds an Executive MBA from the Instituto de Empresa.

Board Meeting Attendance

We have the following committees of the Board:

Audit Committee, which consists of Mr. Michael James Doyle and Mr. Martín Rastellino. Messrs. Doyle and Rastellino each satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Messrs. Doyle and Rastellino qualify as audit committee financial experts within the meaning of applicable SEC rules.

Nomination and Compensation Committee, which consists of Mr. Ramiro Lauzan, Mr. Nilesh Lakhani and Mr. Martin Rastellino, with Mr. Lakhani serving as chair.

Strategy Committee, which consists of Mr. Nilesh Lakhani, Mr. Martín Rastellino, Mr. Michael James Doyle and Ramiro Lauzan, with Mr. Rastellino serving as chair.

Directors are expected to attend annual meetings of shareholders. During fiscal year 2024 to date, the Board held four meetings. During the same time period, the Audit Committee held six meetings, the Nomination and Compensation Committee held two meetings and the Strategy committee held six meetings.  During such time, each of our directors attended over 98% of the meetings of the Board and committees during the time in which they served as a member of the Board or such committee.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RE-ELECTION OF EACH OF THE DIRECTOR NOMINEES NAMED ABOVE.

PROPOSAL NO. 3 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Price Waterhouse & Co. SRL to serve as our independent registered public accounting firm for 2024.

Although ratification is not required by our articles of association or otherwise, the Board is submitting the appointment of Price Waterhouse & Co. SRL to our shareholders for ratification because we value our shareholders’ views on the Company’s independent registered public accounting firm. If our shareholders fail to ratify the selection, it will be considered as notice to the Board and the Audit Committee to consider the selection of a different firm (although will not require the Board to select a different firm). Even if the selection is ratified, the Audit Committee, in its discretion, may select a different independent registered public accounting firm at any time if it determines that such a change would be in the best interests of the Company and our shareholders.

The shares represented by your proxy will be voted “FOR” the ratification of the appointment of Price Waterhouse & Co. SRL unless you specify otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE RATIFICATION OF PRICE WATERHOUSE & CO. SRL AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2024.

PROPOSAL NO. 4 – APPROVAL AND RATIFICATION OF THE 2023 FINANCIAL STATEMENTS AND ANNUAL REPORT

Shareholders are also requested to approve and ratify the Company’s audited financial statements and the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Audited Accounts”), which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2024 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://investor.despegar.com/financials/20f-reports and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at luca.pfeifer@despegar.com.

In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

Although the approval and ratification of the Audited Accounts is not required by the Act or our articles of association or otherwise, the Board is submitting the financial statements and annual report for approval by it shareholders as a matter of good governance.

The shares represented by your proxy will be voted “FOR” the approval and ratification of the Company’s 2023 financial statements and annual report unless you specify otherwise.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL AND RATIFICATION OF THE 2023 FINANCIAL STATEMENTS AND ANNUAL REPORT.